INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2010

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these consolidated interim financial statements.

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30, 2010	March 31, 2010
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$1,799,179	$4,310,460
Amounts receivable and prepaid expenses	376,710	264,318
Available-for-sale securities (note 4)	43,751	45,376
Balance due from related parties (note 8)	–	29,870
	2,219,640	4,650,024

Equipment (note 5)	33,409	37,863
Mineral property interests (note 6)	2	2

	$2,253,051	$4,687,889

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$578,740	$32,999
Balance due to related parties (note 8)	119,309	–
	698,049	32,999

Shareholders' equity
Share capital	36,474,363	36,474,363
Contributed surplus (note 7(e))	1,852,377	1,852,377
Accumulated other comprehensive loss	(4,250)	(2,625)
Accumulated deficit	(36,767,488)	(33,669,225)
	1,555,002	4,654,890

Nature and continuance of operations (note 1)
Subsequent events (note 9)
	$2,253,051	$4,687,889

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of outstanding shares)

	Three months ended September 30		Six months ended September 30
	2010	2009	2010	2009

Expenses
Amortization (note 5)	$2,947	$2,557	$5,895	$8,114
Exploration (schedule)	1,609,760	538,222	2,525,012	734,392
Legal, accounting, and audit	15,607	4,761	36,941	10,523
Office and administration	47,448	45,986	90,959	87,254
Salaries and benefits	181,874	72,521	338,081	178,707
Shareholder communication	46,444	25,053	80,124	43,219
Stock-based compensation (note 7(c))	–	22,077	–	54,984
Travel	17,427	7,764	19,486	13,388
Trust and filing	13,678	7,167	14,711	8,001
	1,935,185	726,108	3,111,209	1,138,582

Other items
Foreign exchange loss (gain)	3,448	29,855	(2,229)	42,585
Interest income	(3,887)	(11,581)	(10,717)	(15,236)
Loss for the period	$1,934,746	$744,382	$3,098,263	$1,165,931

Loss for the period	$1,934,746	$744,382	$3,098,263	$1,165,931
Unrealized (income)/loss on available-for-sale-marketable securities	(4,875)	5,000	1,625	5,000
Total comprehensive loss for the period	$1,929,871	$749,382	$3,099,888	$1,170,931

Basic and diluted loss per share	$0.02	$0.01	$0.04	$0.02

Weighted average number of common shares outstanding	83,839,473	72,782,951	83,839,473	72,761,331

The accompanying notes are an integral part of these interim consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars, except for number of shares)

	Six months ended		Year ended
	September 30, 2010		March 31, 2010
		(unaudited)

	Number of		Number of
Share capital	shares		shares
Balance at beginning of the period	83,839,473	$36,474,363	72,739,473	$31,247,065
Common shares issued pursuant to the Newton property option agreement at $0.17 per share (note 7(b))	–	–	100,000	17,000
Private placement at $0.50 per share, net of issue costs (note 7(b))	–	–	11,000,000	5,210,298
Balance at end of the period	83,839,473	$36,474,363	83,839,473	$36,474,363

Contributed surplus
Balance at beginning of the period		$1,852,377		$1,713,992
Stock-based compensation		–		138,385
Balance at end of the period		$1,852,377		$1,852,377

Accumulated other comprehensive loss
Balance at beginning of the period		$(2,625)		$–
Unrealized loss on available-for-sale marketable securities (note 4)		(1,625)		(2,625)
Balance at end of the period		$(4,250)		$(2,625)

Accumulated deficit
Balance at beginning of the period		$(33,669,225)		$(29,567,680)
Loss for the period		(3,098,263)		(4,101,545)
Balance at end of the period		$(36,767,488)		$(33,669,225)

Total Shareholders' Equity		$1,555,002		$4,654,890

The accompanying notes are an integral part of these interim consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Six months ended September 30
Cash provided by (used in)	2010	2009	2010	2009

Operating activities
Loss for the period	$(1,934,746)	$(744,382)	$(3,098,263)	$(1,165,931)
Items not involving cash
Amortization	2,947	2,557	5,895	8,114
Foreign exchange loss	3,134	11,488	3,136	14,964
Stock-based compensation	–	22,077	–	54,984
Common shares received, included in exploration expenses	–	(22,000)	–	(48,000)
Common shares issued, included in exploration expenses	–	17,000	–	17,000
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(48,630)	(292,391)	(112,392)	(186,890)
Balances due to and due from related parties	127,408	161,172	149,179	263,468
Accounts payable and accrued liabilities	323,592	455,059	545,741	476,636
Cash used in operating activities	(1,526,295)	(389,420)	(2,506,704)	(565,655)

Investing activities
Purchase of equipment	–	–	(1,441)	–
Cash used in investing activities	–	–	(1,441)	–

Decrease in cash and equivalents	(1,526,295)	(389,420)	(2,508,145)	(565,655)
Cash and equivalents, beginning of period	3,328,608	2,795,123	4,310,460	2,971,352
	1,802,313	2,405,703	1,802,315	2,405,697
Effect of exchange rate fluctuations on cash held	(3,134)	(3,272)	(3,136)	(3,266)
Cash and equivalents, end of period	$1,799,179	$2,402,431	$1,799,179	$2,402,431
	–		–
Components of cash and equivalents are as follows:
Cash	$1,799,179	$2,402,431	$1,799,179	$2,402,431
	$1,799,179	$2,402,431	$1,799,179	$2,402,431

Supplementary cash flow information:
Interest paid	$–	$–	$–	$–
Interest received	$3,887	$11,581	$10,717	$15,236
Income taxes paid	$–	$–	$–	$–

Non cash investing and financing activities:
Issuance of common shares for property option fees	$–	$17,000	$–	$17,000
Common shares received, included in exploration expenses	$–	$22,000	$–	$48,000

The accompanying notes are an integral part of these interim consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

British Columbia, Canada Properties	Three months ended September 30		Six months ended September 30
	2010	2009	2010	2009

Assays and analysis	$243,112	$37,104	$381,193	$57,555
Drilling	–	53,118	–	53,118
Equipment rental	33,464	13,415	59,480	14,611
Environmental	4,044	88,240	8,741	95,075
Geological	1,031,577	278,096	1,469,157	348,297
Graphics	10,888	10,763	36,670	13,558
Transportation	25,703	147,517	25,703	147,517
Mineral Exploration Tax Credit (METC-BC)	–	(252,086)	–	(252,086)
Property fees and assessments	6,403	1,476	50,800	12,084
Property option payments	–	17,000	–	77,000
Site activities	183,688	133,237	343,461	142,163
Socioeconomic	20,456	4,525	60,105	17,823
Travel and accommodation	50,425	5,817	89,702	7,677
Incurred during the period	1,609,760	538,222	2,525,012	734,392
Cumulative expenditures, beginning of the period	26,179,326	22,264,929	25,264,074	22,068,759
Cumulative expenditures, end of the period	$27,789,086	$22,803,151	$27,789,086	$22,803,151

The accompanying notes are an integral part of these interim consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and six months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

Operating results for the three months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the full fiscal year ending March 31, 2011.

These interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These interim consolidated financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended March 31, 2010, which are available on SEDAR at www.sedar.com.

These interim consolidated financial statements include the accounts of the Company and Precious Exploration Limited Partnership, which is subject to the Company's primary beneficial ownership.

All material intercompany balances and transactions have been eliminated.

3.	CHANGES IN ACCOUNTING POLICIES

(i)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, although early adoption may be permitted. Due to the Company's March 31 fiscal year, the transition date for the Company is April 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. The Company is currently in the process of establishing a steering committee, developing a formal project plan, allocating internal resources and engaging expert consultants to monitor the transition from Canadian GAAP to IFRS reporting.

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and six months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(ii)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements", and 1602 "Non-Controlling Interests" which superseded current sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company does not plan to early adopt these sections.

4.	AVAILABLE-FOR-SALE SECURITIES

As at September 30, 2010 and March 31, 2010, the Company held common shares in the following companies which were classified as available-for-sale securities:

		Estimated	Estimated
		Fair Value at	Fair Value at
		September 30,	March 31, 2010
	Cost	2010
Falkirk Resources Corp.	$17,000	$14,000	$12,000
New High Ridge Resources Inc. (note 6(a)(i))	5,000	3,750	2,375
Serengeti Resources Inc.	26,000	26,000	31,000
Tulox Resources Inc. (note 6(a)(iii))	1	1	1
Total	$48,001	$43,751	$45,376

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and six months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

5.	EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
September 30, 2010
Site equipment	$45,498	$25,513	$19,985
Computers	30,607	17,183	13,424
Total	$76,105	$42,696	$33,409

March 31, 2010
Site equipment	$44,057	$21,986	$22,071
Computers	30,607	14,815	15,792
Total	$74,664	$36,801	$37,863

6.	MINERAL PROPERTY INTERESTS

The Company has recorded the following interests in royalties, in currently non-producing properties, at a nominal value:

	September 30	March 31
	2010	2010
Ana, Yukon Territory (note 6(b))	$1	$1
Mann Lake, Saskatchewan (note 6(b))	1	1
Total	$2	$2

(a)	British Columbia, Canada

(i)	Newton Property

In August 2009, the Company entered into an option agreement with New High Ridge Resources Inc. ("New High Ridge"), formerly named High Ridge Resources Inc., whereby the Company has the right to earn an 80% interest in the Newton property by making a cash payment of $60,000 (paid), issuing 100,000 of the Company's common shares (issued) to the underlying owners and funding exploration expenditures to the amount of $240,000 on or before December 31, 2009 (completed) and an additional $4,700,000 over seven years from the effective date of the agreement.

The agreement is subject to an underlying option agreement with arm's length parties, whereby New High Ridge has the right to acquire a 100% undivided interest in all the claims held under the agreement through a series of staged payments and share issuances, which payments and share issuances have been completed, and exploration expenditures to the amount of $240,000 on or before December 31, 2009 (completed). The claims held under the Newton agreement are subject to a 2% net smelter royalty, which may be purchased by New High Ridge for $2,000,000. Annual advance royalty payments of $25,000 are required starting in 2011.

In consideration of the Company agreeing to issue to the underlying owners 100,000 common shares, New High Ridge has agreed to issue to the Company 100,000 common shares (issued).

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and six months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(ii)	The Plateau Gold-Copper Belt

During the period ended September 30, 2010, the Company acquired, by staking claims, a 100% interest in approximately 3,300 square kilometers of minerals properties over the Plateau Gold- Copper Belt, which extends primarily to the south, and also to the north, from the Newton property.

(iii)	Tulox Property

The Tulox property (the "Property") was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), an unrelated British Columbia company, whereby Tulox may acquire a 50% interest in the property for consideration of 1,600,000 Tulox's common shares (250,000 shares issued) and by incurring $1,000,000 in expenditures on the property over three years. Tulox may acquire a 100% interest for additional consideration of 1,100,000 of its common shares and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013. The agreement is subject to certain conditions including regulatory approval. Under the agreement, the Company will receive a 3% net smelter returns ("NSR") royalty following the commencement of commercial production on the property. In addition, the Company receives a "back-in right" whereby the Company can acquire a 60% interest in the property by agreeing, within 90 days of the completion of a pre-feasibility study, to fund a further $10,000,000 of exploration expenditures on the property. However, upon exercise of the "back-in right", the Company's entitlement to NSR will reduce to 1.2% from 3%.

In April 2010, pursuant to the Tulox property agreement, the Company received 250,000 common shares of Tulox Resources Inc. (note 4), which the Company has recorded at a nominal value of $1.

In July 2010, the Company and Tulox signed an amendment to the Tulox Property Option Agreement. With this amendment, Tulox agreed to issue an additional 100,000 common shares to the Company (issued in August 2010, note 4) and a further 175,000 common shares on or before November 15, 2010. The Company recorded a nil value for the 100,000 shares received in August 2010.

(b)	Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. These net profit interests have been recorded at a nominal value of $1 each (note 6). The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and six months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Private placements

During the year ended March 31, 2010, the Company arranged a private placement of 11,000,000 of its common shares at a price of $0.50 per share, consisting of 4,800,000 flow-through shares and 6,200,000 non-flow-through shares for aggregate gross proceed of $5,500,000.

In accordance with the terms of the flow-through share agreements, the Company was obligated to spend the proceeds from these flow-through share issuancess on eligible exploration activities before December 31, 2010. As of September 30, 2010, the Company had spent all of the proceeds on eligible exploration activities.

In August 2009, the Company issued 100,000 common shares pursuant to the Newton property agreement (note 6(a)(i)). The Company recorded this issuance and the corresponding property option fees at $17,000, being the estimated fair value of the shares using the quoted market price on the date of issuance.

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over up to two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement or death.

The continuity of share purchase options for the period ended September 30, 2010 was:

	Exercise	March 31			Expired/	September 30
Expiry date	price	2010	Granted	Exercised	Cancelled	2010
July 19, 2011	$0.70	1,615,200	–	–	(23,000)	1,592,200
April 28, 2012	$0.70	70,000	–	–	–	70,000
March 30, 2013	$0.51	50,000	–	–	–	50,000
Total		1,735,200	–	–	(23,000)	1,712,200
Weighted average exercise price	–	$0.69	–	–	$0.70	$0.69

The continuity of share purchase options for the year ended March 31, 2010 was:

	Exercise	March 31			Expired/	March 31
Expiry date	price	2009	Granted	Exercised	Cancelled	2010
July 19, 2011	$0.70	1,713,600	–	–	(98,400)	1,615,200
April 28, 2012	$0.70	–	70,000	–	–	70,000
March 30, 2013	$0.51	–	50,000	–	–	50,000
Total		1,713,600	120,000	–	(98,400)	1,735,200
Weighted average exercise price	–	$0.70	$0.62	–	$0.70	$0.69

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and six months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the three months ended September 30, 2010, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended September 30		Six months ended September 30
	2010	2009	2010	2009
Exploration:
Engineering	$–	$1,640	$–	$3,716
Environmental, socioeconomic and land	–	237	–	613
Geological	–	4,092	–	10,350
Exploration	–	5,969	–	14,679
Administration	–	16,108	–	40,305
Total compensation cost recognized in
operations, credited to contributed surplus	$–	$22,077	$–	$54,984

The fair value of options was estimated using the Black-Scholes option pricing model, based upon the following assumptions: risk free interest rate of 2.4%; weighted average expected life of 3.0 years; expected volatility of 84.7%; and expected dividends of nil.

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the three months ended September 30, 2010 was:

	Exercise	March 31			Expired/	September 30
Expiry date	Price	2010	Issued	Exercised	Cancelled	2010
February 9, 2011	$0.10	5,000,000	–	–	–	5,000,000

Weighted average exercise price		$0.10	–	–	–	$0.10

Subsequent to September 30, 2010, all the share warrants outstanding at September 30, 2010 were exercised on October 28, 2010 (note 9).

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2010 was:

	Exercise	March 31			Expired/	March 31
Expiry date	Price	2009	Issued	Exercised	Cancelled	2010
February 9, 2011	$0.10	5,000,000	–	–	–	5,000,000

Weighted average exercise price		$0.10	–	–	–	$0.10

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and six months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(e)	Contributed surplus

The components of contributed surplus were:

	September 30	March 31
	2010	2010
Fair value of warrants	$982,110	$982,110
Cumulative stock-based compensation	1,275, 363	1,275, 363
Contributed surplus transferred to share capital relating to options exercised	(405,096)	(405,096)
Total	$1,852,377	$1,852,377

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances due (to) from a related party	September 30	March 31
	2010	2010
Hunter Dickinson Services Inc. (a)	$(119,309)	$29,870

Transactions	Three months ended September 30		Six months ended September 30
	2010	2009	2010	2009
Services received and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$797,336	$551,907	$1,480,656	$843,812

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company which until recently was owned equally by several public companies, one of which was the Company. During the year ended March 31, 2010, the Company sold its interest in HDSI for nominal value. HDSI has certain directors in common with the Company and, pursuant to an agreement dated June 1, 2008, provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis. Transactions with HDSI are measured at the exchange amount based on the agreement. On July 2, 2010, the HDSI services agreement was amended whereby services will be provided based on annually set rates.

9.	SUBSEQUENT EVENTS

Subsequent to September 30, 2010, pursuant to the exercise of 5,000,000 share warrants (the "Warrants") the Company issued 5,000,000 flow-through shares on October 28, 2010 for aggregate gross proceeds of $500,000. Prior to the exercise of the Warrants, the Company and the holders of the Warrants (the "Holders") agreed to amend the terms of the Warrants whereby the Holders were entitled to acquire flow through shares instead of non-flow through shares as had been originally stipulated in the terms of the Warrants. Consequently, the Company also entered into flow through share agreements with the Holders, whereby the Company agreed to spend the proceeds from the issuance of the flow-through shares on eligible exploration activities before December 31, 2011.